UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2004

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 11, 2004

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

11 March 2004

Coles Myer half year profit up 28.3%

  Net profit after tax $349.5 million

  Food and Liquor profit up 14.3%

  Strongest interim growth rate in 6 years

  Excellent progress in non-food brands

  Strong balance sheet and cashflow

  ROI increased to 19.9%, no net debt

  Dividend increased to 14.0 cents

Coles Myer Ltd (CML) today announced net profit after tax of $349.5 million for the half year ended 25 January 2004, up 28.3% on prior year underlying profit. Sales rose by 13.3% to $15.7 billion.

"This is a great result - the highest interim profit and the strongest balance sheet in Coles Myer's history," Chief Executive Officer John Fletcher said.

"It is another major step in Coles Myer's strategy to be Australia's number one retailer in all of our brands.

"The business is delivering on its goals of growing shareholder value through delighting our customers and being the best team," Mr Fletcher said.

Growing shareholder value

The Food and Liquor business has reported its best interim profit growth rate in six years. The non-food brands have continued their progress against the rebuild strategy, and have increased their margins in highly competitive markets.

We are well on the way to achieving our cost saving target of $300 million by the end of FY2004. A further $67 million in savings was generated during the half year, bringing total savings to $283 million since the beginning of FY2002. Excluding the impact of 2003 accounting policy changes, the cost of doing business decreased for Food and Liquor and the non-food brands during the half.

The balance sheet has further strengthened, featuring negative working capital and a net positive cash position.

Operating cashflow rose by 30.5% to $814.4 million, reflecting the 28.3% increase in net profit after tax. Free cashflow rose by $204.0 million to $442.8 million. Return on investment increased to 19.9%, up from 16.0% in 2003.

Directors have declared a fully franked interim dividend of 14.0 cents per share, an increase of 0.5 cents per share on last year, payable on 10 May 2004.

Delighting our customers

Across all of our businesses, customers are telling us that we are providing better value, better range and better convenience.

Our new loyalty offer, comprising the Coles Express fuel discount, the new Coles Myer Source MasterCard and the enhanced FlyBuys program, is now in place.

Customer response to the Coles Express fuel offer has been exceptional. Similarly, the Source MasterCard has also received an excellent response, in terms of new customer sign-ons, conversions of existing store card holders and overall spend since it was launched last October.

We believe that this three-pronged loyalty program gives our customers access to the best retail loyalty offer in Australia.

Being the best team

We continue to be focussed on creating the right organisational culture as a critical factor in our success. The four elements of our cultural transformation are recruiting and developing the best people, building leadership to ensure we are well positioned for the future, aligning performance and reward with our strategic goals, and providing a safe working and shopping environment.

Senior management performance is now rewarded from both a brand and Group perspective, ensuring a collaborative approach to whole of company success.

During the half, we launched the new Coles Myer Institute to manage the training and development of all of our people. Established in conjunction with Deakin University, the Institute will train some 60,000 staff annually in job-specific and broader leadership skills.

Meanwhile, our new Group-wide e-recruitment system has become one of the most popular internet sites for job seekers in the country, enabling internal and external candidates to easily and efficiently apply for positions throughout the organisation.

Outlook

Coles Myer's earnings expectations for FY2004 have been upgraded. Underlying net profit after tax of $558-$568 million is now expected, excluding supply chain implementation costs of $40 million pre-tax (previous guidance $548-$558 million).

After supply chain costs, net profit after tax of $530-540 million is expected (previous guidance $520-$530 million).

Earnings in the second half will be influenced by the re-location of the Coles Myer Liquor Group to Melbourne ($12 million pre-tax cost), and the traditionally lower weighting in non-food earnings due to seasonal factors.

Shareholder Discount Card and Share Sale Facility

Our new loyalty program is designed to give real value to all of our customers, including shareholders, by rewarding them on the basis of their spending in our stores.

With this program now in place, we will discontinue the Shareholder Discount Card scheme from July 31, 2004, as previously announced.

We will continue to direct the savings from the shareholder discount to improve the competitiveness of our prices and the value of our customer offer.

Discount Card holders who have sold, or intend selling their shares, remain entitled to use the Discount Card until it expires at the end of July. For Coles Myer shareholders with 800 ordinary shares or less, the Company is establishing a Share Sale Facility, providing a free and convenient method for those wishing to sell their shareholding.

The Share Sale Facility will operate from March 15 to April 23, 2004, with UBS Securities Australia Ltd acting as broker. All eligible shareholders will receive a Share Sale Facility Information Booklet and a Participation Form.

Further details are contained in the attached Fact Sheet, and at www.colesmyer.com or the Coles Myer Share Registry Call Centre (tel: 1300 130 278).

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: Amanda Fischer +61 3 9829 4521
RESULTS SUMMARY	H1 2004	H1 2003	Change	Retail EBIT/Sales		Change
	26 weeks	26 weeks		H1 2004	H1 2003
	$m	$m		%	%
Sales	15,684	13,845	13.3%
Retail EBIT[a]	571.0	474.5	20.3%	3.64	3.43	21bp
Food and Liquor	332.0	290.4	14.3%	3.71	3.50	21bp
Fuel and Convenience	4.4	na	na	0.51	na	na
Kmart and Officeworks	99.9	85.1	17.4%	4.07	3.71	36bp
Myer and Megamart	55.1	38.9	41.6%	3.07	2.23	84bp
Target	87.9	68.3	28.7%	5.83	4.82	101bp
Emerging Businesses	(8.3)	(6.9)	(20.3)%
Exited businesses[b]	na	(1.3)
Property	17.2	18.5
Corporate costs	(47.9)	(55.6)
Supply chain implementation	(10.1)	-
EBIT[a]	530.2	437.4	21.2%
Net borrowing costs	(28.9)	(39.0)
Underlying net profit before tax	501.3	398.4
Income tax expense	(151.8)	(126.0)
Underlying net profit after tax	349.5	272.4	28.3%
Accounting policy changes after tax benefits	-	(54.5)
Net profit after tax	349.5	217.9	60.4%

Underlying earnings per share[a] (basic) (cents)	26.9	21.0	28.1%
Earnings per share (basic) (cents)	26.9	16.4	64.0%
Ordinary dividend per share (cents)	14.0	13.5
Operating gross margin[a] (%)
- CML Group excl Fuel	27.55	27.41	14bp
- Food and Liquor	24.28	24.52	(24)bp
- Kmart, Officeworks, Myer, Target	32.82	31.85	97bp
Cost of doing business / sales[a] (%)
- CML Group excl Fuel	24.00	24.24	(24)bp
- Food and Liquor	20.57	21.02	(45)bp
- Kmart, Officeworks, Myer, Target	28.60	28.32	28bp
Return on investment (%) (mat)	19.9	16.0	390bp
Operating cash flow	814.4	624.3	30.5%
Free cashflow	442.8	238.8	85.5%
Net debt/Net debt & equity (%)	(1.2)	14.2
Fixed charges cover (times) (mat)	2.3	2.2

a	Excluding 2003 accounting policy changes, comprised of: promotional rebates $(89.5)m; liquor licenses $5.0m; logistics administration expenses $4.5m. Associated income tax benefits $25.5m

b	Red Rooster 2003 loss $0.6m, Myer Direct 2003 loss $0.7m

RETAIL OPERATIONS

Food, Liquor and Fuel

		2004	2003	Change
Sales ($m)	Food and Liquor	8,947	8,306	7.7%
	Fuel and Convenience	861	-
	Food, Liquor and Fuel	9,808	8,306	18.1%
Comparative store sales growth				2.9%
Retail EBIT ($m)	Food and Liquor	332.0	290.4	14.3%
	Fuel and Convenience	4.4	-
	Food, Liquor and Fuel	336.4	290.4	15.8%
Retail margin (%)	Food and Liquor	3.71	3.50	21bp
	Fuel and Convenience	0.51	-
Net assets employed (NAE) ($m)		2,141	1,925

  Food and Liquor retail EBIT up 14.3% - strongest interim growth rate in 6 years

  Increased sales momentum - driven by fuel and fresh food

  Margin expansion continues

  Fuel and Convenience independently profitable

  Growth initiatives focussed on delighting customers

The Food, Liquor and Fuel Group, comprising Coles, Bi-Lo, Liquor and Coles Express, reported a 15.8% increase in retail EBIT over the half year. Excluding the recently launched fuel business, Food and Liquor retail EBIT rose by 14.3%.

Steven Cain, Group Managing Director Food, Liquor and Fuel, said that the Food and Liquor business reported its strongest interim profit growth rate in six years.

"The focus on delighting customers is clearly bearing fruit," Mr Cain said.

"New fresh produce departments, now in 270 Coles stores, are being received enthusiastically by customers. The produce bins are helping to create a market feel, while faster stock replenishment is improving quality and reducing waste.

"The extensive house-brand ranges in both Coles and Bi-Lo continue to play an important part in reinforcing the distinct value positioning of the two supermarket brands. Customer support is well established and is driving sales growth.

"Sales momentum increased over the half, with second quarter Food and Liquor sales growth of 8.6%, as customers responded positively to lower prices, the Coles Express fuel discount offer, our new fresh food departments and our competitive positioning.

"The Food and Liquor retail EBIT margin rose by 21 basis points to 3.71%. This reflects sales leverage, reduced shrinkage and waste, and continued streamlining of costs. As a result, the Food and Liquor CODB to sales ratio fell by 45 basis points to 20.57%. Operating gross margin was 24.28% (2003: 24.52%), reflecting reinvestment in price to further strengthen our value offer.

"Coles Express reported Fuel and Convenience retail EBIT of $4.4 million in its first trading period. This result is net of set-up and launch costs and the establishment of a national infrastructure. It includes the first six months of trading in Victoria (launched 28 July 2003) and only two months in NSW (launched 1 December 2003).

"As a consequence of the outstanding customer response to our fuel offer, the Coles Express network is now expected to generate annual sales of approximately $4 billion when fully rolled-out.

"The cents per litre fuel discount cost is borne by the brands on an arm's length basis. The Food and Liquor business accounts for three cents of the four cent discount, with Coles Express accounting for one cent.

"Fuel and Convenience earnings are expected to increase in the second half, as the sales base grows and leverages fixed costs. Coles Express is expected to be earnings per share positive in FY2004 in its own right," Mr Cain said.

Mr Cain said that the Coles Myer Liquor Group head office would be relocating to Melbourne by January 2005.

"Co-location will enable our Food and Liquor teams both to work more closely on innovative ways to delight the customer and to benefit from cross-brand career development opportunities.

"While supportive of the move, Craig Watkins has decided that the time is right for him to take early retirement as Managing Director of the Liquor business after 35 years with Coles Myer. He will retire at the end of March 2004.

"Craig has made an outstanding contribution to Coles Myer and to the liquor industry in Australia. In his 18 years as Managing Director, Craig has played a pivotal role in building the Liquor business and has lead an unprecedented period of expansion.

"Peter Scott, currently Managing Director of Officeworks, will take up the position of Managing Director of the Coles Myer Liquor Group," Mr Cain said.

The store expansion program is continuing to plan, with 18 supermarkets and 10 liquor outlets opened in the half. In the order of 30 supermarkets and 20-25 liquor stores will be opened in total in FY2004.

While the market remains highly competitive, the Food, Liquor and Fuel business is well positioned for growth through its focus on better value and new products for customers, including:

  The expected sales impact of our fuel launch in Queensland, WA, SA and NT;

  Completion of the roll-out of Coles' new fresh produce departments;

  Continued growth in our successful house brands, with the largest range in the market (3,200 SKUs and growing) and great value.

Kmart and Officeworks
	2004	2003[3]	Change
Sales ($m)	2,454	2,291	7.1%
Comparative store sales growth			2.1%
Retail EBIT ($m)	99.9	85.1	17.4%
Retail margin (%)	4.07	3.71	36bp
NAE ($m)	762	794

Kmart and Officeworks reported a 17.4% increase in combined retail EBIT to $99.9 million. Both brands improved their margins over the half year, with the combined retail EBIT margin rising by 36 basis points to 4.07%.

Kmart Managing Director, Hani Zayadi, said that Kmart's retail EBIT growth strongly exceeded its sales growth.

"Despite heavy competition, margin expansion was driven by reduced shrinkage and ongoing operational efficiencies. Stock-turn further improved in the half, driven by a reduction in slow-selling lines and better clearance management," Mr Zayadi said.

"While Kmart's sales growth slowed during the half, against a very high prior year base, unit volume growth remained solid, led by entertainment categories. Importantly, Kmart's sales have strengthened in the third quarter to date.

"Kmart's rebuild is continuing, with the focus on growing value for customers through new and exciting products at guaranteed lowest prices. The store refurbishment program is progressing to plan, with wider aisles and lower fixtures to improve the in-store experience for customers.

"Kmart opened three new stores in the first half, with a further three openings planned for the second half," Mr Zayadi said.

Officeworks delivered another good performance. Officeworks Managing Director Peter Scott said the business continued to strengthen its position as the number one choice for small businesses in both retail and direct channels.

"The result reflected good sales growth, improved merchandise mix and ongoing business efficiencies," Mr Scott said.

Officeworks opened six new stores in the half, with at least four openings planned for the second half.

Myer & Megamart
	2004	2003[3]	Change
Sales ($m)	1,796	1,741	3.2%
Comparative store sales growth			2.5%
Retail EBIT ($m)	55.1	38.9	41.6%
Retail margin (%)	3.07	2.23	84bp
NAE ($m)	613	622

Myer and Megamart reported a significant 41.6% increase in retail EBIT to $55.1 million.

"Myer's performance demonstrates strong progress against its strategic milestones. We are well on the way to restoring Myer as Australia's leading department store," Myer Managing Director Dawn Robertson said.

"The quality of our sales and inventory has continued to strengthen, resulting in a retail EBIT margin increase of 84 basis points to 3.07%. This reflects ongoing enhancements to merchandise assortments and in-store execution, planned and balanced marketing, and more efficient capital investment.

"Myer is making strong progress in establishing our stores as a destination for modern, fashion brands for women, men and home. Evidence of customers' acceptance has continued in winter 2004, with many new and modern brands receiving a strong response. Our consistent progress has been achieved through the strength of the Myer team working together to deliver our strategy.

"The re-brand of Grace Bros stores in NSW and ACT to Myer is one more step on the rebuild journey, creating a single, national department store. All stores have now been re-branded, and customers are seeing improvements in merchandise, store environment and customer service.

"The success of our strategic positioning means that we are entering the second half of 2004 in a much stronger position than last year," Ms Robertson said.

Target

	2004	2003[3]	Change
Sales ($m)	1,506	1,418	6.2%
Comparative store sales growth			4.8%
Retail EBIT ($m)	87.9	68.3	28.7%
Retail margin (%)	5.83	4.82	101bp
NAE ($m)	406	457

Managing Director Larry Davis said that Target delivered its strongest first half profit in five years, reporting a 28.7% increase in retail EBIT to $87.9 million. This follows the significant 70.8% increase in retail EBIT in the prior year's first half.

"Target's strength is its unique position as a differentiated discount department store. We are successfully delivering on our strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season," Mr Davis said.

"Target's retail margin rose by 101 basis points to 5.83%, reflecting good management of product cost and promotional programs, combined with strong inventory control. Inventory flows continued to improve, with stock-turn increasing from 4.0 times to 4.3 times.

"We have now cemented Target as a destination for her, her family and her home. This is further evidenced by the strong customer response to new private label ranges and product licences introduced over the half in apparel and homewares.

"Our buyers are travelling extensively to identify the latest trends and products, which is reflected in our speed to market with new merchandising ranges. Our store teams are dedicated to continual improvement in execution and customer service.

"Target opened three stores during the half, replaced two and closed five, as part of the ongoing strategy of opening stores in key growth areas and closing non-performing stores.

"Target's focus on the right merchandise, events, store layout and execution should position the business well going forward," Mr Davis said.

Emerging Businesses
	2004	2003	Change
Sales ($m)	128	103	23.0%
Retail EBIT ($m)	(8.3)	(6.9)	(20.3)%
NAE ($m)	46	25

Emerging Businesses reported a retail EBIT loss of $8.3 million, with Coles Online incurring integration costs associated with the Shopfast acquisition.

Leveraging the scale of the Group

The transformation of CML's Supply Chain and Information Technology will leverage the unique competitive advantage of the Group, to drive better value and service for customers and better returns for shareholders.

These major projects have progressed well during the half, in line with plan. Key achievements include:

Supply chain

  Installation of a strong management team, with internationally experienced executives (including those from Tesco and Sainsbury) building on local knowledge

  Distribution centre fulfilment to stores already improved by 2%

  Two distribution centre closures

  Consolidation of transport suppliers, enabling more efficient factory gate pricing and reduced direct deliveries

  Consolidation of hang-wear processing from six sites to two

  Trialing of merchandise units in milk and drinks, and produce crates - focussed on reducing double-handling and easier filling of fixtures

Information Technology

  Merchandise systems for Officeworks and Target successfully deployed

  New Food and Liquor merchandise replacement system well underway. Three major streams: merchandising system, store replenishment planning and merchandise data warehousing. Phase one, system foundation data, to be implemented by July 2004

  Planning for B2B eTrading, enabling electronic trading with suppliers, is complete. Infrastructure and first brand roll-out is on track for mid FY2005

  Migration of Coles Express core systems to CML systems is underway

CORPORATE AND pROPERTY
$m	2004	2003
Corporate costs	(47.9)	(55.6)
Supply chain implementation costs	(10.1)	-
Property
Gain on sale of property	8.3	0.3
Property operating earnings	8.9	18.2
Total property	17.2	18.5

Corporate costs fell by $7.7 million to $47.9 million, assisted by lower Annual General Meeting expenses and restructuring and project costs.

Costs associated with the implementation of the supply chain strategy totalled $10.1 million pre-tax in the half. As previously indicated, supply chain costs of approximately $40.0 million pre-tax ($28.0 million post tax) are expected for the full year.

Total property earnings fell by $1.3 million to $17.2 million. Property operating earnings fell by $9.3 million to $8.9 million, following the sale of Sydney Central Plaza in March 2003. The book value of the property portfolio at half year end was $398 million (2003: $745 million).

Interest and Tax

Net borrowing costs decreased from $39.0 million in 2003 to $28.9 million. This reflects significantly lower average net debt levels, assisted by strong cashflow. Coles Myer received $2.7 million (2003: $1.5 million) in interest income from the Coles Myer Employee Share Plan for the funding facility.

Income tax expense of $151.8 million reflects an effective tax rate of 30.3%.

BALANCE SHEET
$m	2004	2003
Inventory	3,125.6	2,932.4
Trade creditors	(2,193.6)	(1,897.7)
Net investment in inventory	932.0	1,034.7
Other current net liabilities	(1,011.9)	(811.7)
Working capital	(79.9)	223.0
Intangible assets	546.6	287.5
Property, plant & equipment	3,334.4	3,653.7
Other net assets/(liabilities)	(81.4)	(24.6)
Funds Employed	3,719.7	4,139.6
Net Tax Balances	186.9	75.8
Net assets employed	3,906.6	4,215.4
Net cash/(debt)	48.6	(599.6)
Shareholders' funds	3,955.2	3,615.8

The balance sheet was further strengthened over the half, featuring a net positive cash position. Improved trading results and negative working capital were the key drivers.

Return on investment increased strongly to 19.9% from 16.0% in 2003.

Inventory levels rose by 6.6%, including new stores and acquisitions, being considerably lower than the 13.3% increase in Group sales. Stock-turns improved for Food and Liquor, along with Kmart, Officeworks, Myer and Target. Creditors support rose from 59.0% to 62.8% over the half, with negative working capital of $79.9 million.

Cash flow and capital expenditure
$m	2004	2003
Operating cash flow	814.4	624.3
Capex	(351.9)	(305.3)
Acquisitions	(121.3)	(103.2)
Disposals	94.6	21.6
Other	7.0	1.4
Free cash flow	442.8	238.8
Dividends paid	(145.7)	(136.2)
Net cash flow	297.1	102.6

Operating cashflow rose by $190.1 million to $814.4 million, in line with the 28.3% increase in net profit after tax. This reflects improved business performance, lower funding costs and strong balance sheet management.

Total cashflow capital expenditure of $473.2 million (2003: $408.5 million) included the acquisition of fuel sites in Victoria and NSW. Excluding acquisitions, cashflow capex was $351.9 million (2003: $305.3 million). Strong free cashflow of $442.8 million was generated over the half, up $204.0 million on 2003.

Shareholder Discount Card & Share Sale Facility

  Confirmation that the Shareholder Discount Card will conclude 31 July 2004

  Discount card can be used until 31 July 2004

  No change to discount rates until 31 July 2004

  Share Sale Facility to be offered to Shareholders who have 800 or less shares

  Share Sale Facility is:

  Free of broking and transaction costs

  Simple

  Entirely voluntary

Shareholder Discount Card

Coles Myer announced in March 2002 that the Shareholder Discount Card would be phased out as part of our five-year strategy to improve the financial performance of the business and increase shareholder value.

We explained then that the card was very expensive by global standards while only rewarding a small proportion of our customers. We committed to rewarding shareholders by improving the returns on their investment in the company while providing customers with better value everyday and a loyalty program which was both affordable and rewarded all customers, including our shareholders.

Today's financial results and the increased dividend show that the company is making significant progress in achieving increased value for shareholders.

We have also delivered on our promises to customers. We have reinvested savings from the phasing out of shareholder discounts to lower prices, and we have put in place a comprehensive loyalty program to reward all of our customers. This program includes the Coles Express fuel discount offer, a revamped FlyBuys program and a Coles Myer Source MasterCard that can be linked to FlyBuys.

With the new loyalty program in place this month, Coles Myer confirms that the Shareholder Discount card will conclude on 31July 2004, as previously advised. Existing discount rates will apply until the card ceases.

We remind those shareholders entitled to use the discount card that there is no longer a requirement to hold Coles Myer shares in order to use the card through to its conclusion on 31 July 2004.

Share Sale Facility

The company is aware that some shareholders purchased the minimum 500 shares to qualify for a discount card and that, notwithstanding the company's significant progress and prospects, they may wish now to sell their shares.

Accordingly, in order to assist such shareholders, a Share Sale Facility will be offered to Australian and New Zealand shareholders who have 800 shares or less. The facility is:

  Free of broking fees and transactional costs

  Simple

  Entirely voluntary

The facility will operate from 15 March to 23 April 2004, with UBS Securities Australia Ltd acting as broker. Eligible shareholders will receive a Share Sale Facility Information Booklet, which explains the terms and conditions of the facility and instructions on how to complete the form for shareholders who wish to participate.

For further Information

Further details of the Share Sale Facility are available at www.colesmyer.com, or from the Coles Myer Share Registry Call Centre on:

Phone: 1300 130 278 (for callers in Australia)

+61 3 9615 5977 (for callers outside Australia)

Share Sale Facility - Questions & Answers

What is the Coles Myer Share Sale Facility?

The Coles Myer Share Sale Facility provides eligible shareholders with an easy and convenient way to sell their holding of Coles Myer ordinary shares (Shares) without incurring brokerage.

The Facility is entirely voluntary. You do not need to sell any Shares. It is entirely your decision.

Why is Coles Myer offering the Facility?

Coles Myer recognises that, for some shareholders who hold a small number of shares, transaction costs and the inconvenience involved in engaging a broker may be an impediment to selling shares. This being the case, Coles Myer has arranged the Facility as a convenient way for shareholders with small holdings to sell their Shares.

I have a Shareholder Discount Card. If I sell my Shares, do I lose my shareholder discounts prior to the phase out?

No. The Coles Myer Shareholder Discount Card expires on 31 July 2004. Whether or not you sell your Shares now, you can continue to use your Shareholder Discount Card until 31 July 2004.

Who can use the Facility?

You are an eligible shareholder and able to use the Facility if:

  you owned 800 or less Shares as at 5.00pm (Melbourne time) on 8 March 2004;

  you wish to sell all (and not just some) of your Shares;

  your address shown on the Coles Myer share register is in Australia or New Zealand; and

  your Participation Form is received by Computershare Investor Services Pty Ltd (Computershare) by 5:00pm (Melbourne time) on 23 April 2004.

If your Shares are CHESS sponsored, Coles Myer will also seek to have your Shares converted to issuer sponsored status before they are sold through the Facility. However, if they cannot be converted (for example, because your broker has security over your shares), you will not be able to use the Facility.

What are the costs of using the Facility?

You will pay no fees or transaction costs if you use the Facility. Coles Myer will pay all transaction costs and applicable GST. However, any tax consequences arising from the sale of your Shares are your responsibility.

How do I use the Facility?

If you are an eligible shareholder and you wish to use the Facility:

  READ the explanation and terms of the Facility that will be sent to eligible shareholders;

  ENSURE that your name and address on the Participation Form are correct; and

  SIGN and RETURN the Participation Form in accordance with the instructions on that form before 5:00pm (Melbourne time) on 23 April 2004.

Participation Forms returned by fax or email or photocopied forms will not be accepted.

Coles Myer may (but is not obliged to) accept a Participation Form as valid even if it is late, incomplete or is otherwise defective.

UBS Securities Australia Ltd (the Broker) and Coles Myer reserve the right to reject or not process any Participation Form, whether completed correctly or not.

How long is the Facility open?

The Facility will be open for 6 weeks, from 15 March 2004 until 23 April 2004.

Can I still use the Facility if my shareholding changes?

Once you have returned your Participation Form, you may not sell any of your Shares other than through the Facility. However, if your holding of Shares increases or reduces, you may still use the Facility. The Facility will apply to all of your Shares at the time your Participation Form is processed by Computershare, and not just your holding as at 8 March 2004. This means that, if you acquire more Shares after 8 March 2004 (such as under the Coles Myer dividend reinvestment plan) and use the Facility, those additional Shares, as well as your original holding, will be sold through the Facility.

When and how will my Shares be sold?

If you use the Facility, you cannot specify the date your Shares will be sold. Your Shares will be sold after your Participation Form is received by Computershare. Computershare will process forms in the order in which they are received into batches daily.

Sales by the Broker (as an execution-only broker) will then generally occur in the ordinary course of trading on the ASX on the trading day following processing.

However, if the Broker considers that selling all Shares on one day may not be prudent or appropriate in the light of prevailing market conditions, or may give rise to an excessive concentration of sales, the Broker may delay the sale of some or all Shares available to be sold on a particular trading day, or sell some or all of those Shares other than on the ASX, for example, by a special crossing, by the Broker acting as principal or through an off-market tender process. Despite this, no Shares will be sold more than 3 weeks after the Facility closes.

What price will I receive?

If you use the Facility, you cannot specify the price at which your Shares will be sold. The price payable for each of your Shares sold through the Facility (Sale Price) will be the average price of all Shares sold by the Broker through the Facility on the day that your Shares are sold. The Sale Price will be calculated by the Broker and may not be challenged in the absence of manifest error. Your sale proceeds will be equal to the Sale Price multiplied by the number of your Shares sold through the facility rounded up to the nearest cent.

You should note that the Sale Price may be different to the price for Shares appearing in the newspaper or quoted by the ASX on the day that your Participation Form is returned or on any other day (including the day on which your Shares are sold), and may not be the best price obtainable on the day on which your Shares are sold.

When will I receive the proceeds from the sale of my Shares?

Within 5 business days after the sale of your Shares, a cheque (in Australian dollars) for your sale proceeds will be sent to your address as shown on the Coles Myer share register and made payable to the name(s) on the share register. Computershare will notify you, by way of a transaction confirmation note issued on behalf of the Broker and sent to the same address, of the number of your Shares sold through the Facility and the Sale Price for those Shares. You will not receive interest on any proceeds of the sale of your Shares.

How does selling my Shares through the Facility compare with selling them through my broker on the ASX?

If you are thinking of selling your Shares prior to the Facility closing, then you can do this using the Facility or through your broker on the ASX. Some different features of each method are outlined below:
Selling Shares through the Facility	Selling Shares through your broker on the ASX
You can only sell all of your Shares through the Facility	You can sell any portion of your Shares
To participate, simply complete and return the Participation Form. There is no need to appoint a broker	If you have never used a broker, you must first appoint one to represent you and establish an account
You will pay no fees or transaction costs if you use the Facility. Coles Myer will pay all brokerage, handling costs and applicable GST	You must pay applicable brokerage fees plus any applicable GST
You will receive the Sale Price. You cannot set a sale price	Unless you set a minimum price, you will receive the market price at the time your transaction request is acted upon - that price may be higher or lower than the Sale Price under the Facility
The date on which your sale occurs depends on when your Participation Form is received and processed and the Broker's operation of the Facility	You can control the date on which your sale occurs through your specific directions given to your broker

How will the sale of Shares through the Facility affect my entitlement to dividends?

8 April 2004 is the date that Shares commence to trade ex-dividend on the ASX in respect of the interim dividend to be paid on 10 May 2004.

If you wish to receive the interim dividend, do not return your Participation Form until after 8 April 2004. You should note that the interim dividend entitlement is valuable, and selling your Shares after 8 April 2004 without this entitlement may result in you realising a lower price for your Shares.

Conversely, selling your Shares before 8 April 2004 means you will not receive the interim dividend, however it may result in you realising a higher price for your Shares.

How will using the Facility affect my participation in the Coles Myer dividend reinvestment plan (DRP)?

If you participate in the DRP, and you use the Facility, your participation in the DRP will cease if your Participation Form is received by Computershare on or before 16 April 2004 (the record date for the interim dividend). As the Shares will trade on the ASX with the dividend until 8 April 2004, there are 3 possible outcomes.

If your Shares are sold on or before 7 April 2004, you will receive the proceeds of sale, but are not entitled to the interim dividend nor any DRP shares.

Otherwise:

  If your Participation Form is received on or before 16 April 2004, you will receive the proceeds of sale and a dividend cheque in due course.

  If your Participation Form is received after 16 April 2004, you will still participate in the DRP, but any Shares allocated to you under the DRP will be sold through the Facility after allotment on 10 May 2004 and you will then receive the proceeds of sale in a separate cheque.

Coles Myer Ltd.

Appendix 4D

Half Year Report

for the 26 weeks ended 25 January 2004

(previous corresponding period: 26 weeks ended 26 January 2003)

This Half Year Report is provided to the Australian Stock Exchange under ASX Listing Rule 4.2A. The information set out in this Half Year Report should be read in conjunction with the annual report for the year ended 27 July 2003.

Results for announcement to the market
				$m
Revenue from ordinary activities	up	14.7%	to	15,934.0
Profit from ordinary activities after tax attributable to members	up	60.4%	to	349.5
Net profit for the period attributable to members	up	60.4%	to	349.5

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend 2004 2003	14.0 cents 13.5 cents		14.0 cents 13.5 cents
Record date for determining entitlements to the dividend	16 April 2004

Statement of Financial Performance

	January 2004 $m	January 2003 $m

Sales	15,684.0	13,844.9
Cost of goods sold	(11,542.4)	(10,037.5)
Gross profit	4,141.6	3,807.4
Other revenue from operating activities	13.1	7.9
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)
Other revenue from non-operating activities	142.1	117.4
Proceeds from sale of businesses and property, plant and equipment	94.8	4.2
Net book value of businesses and property, plant and equipment disposed	(102.4)	(23.7)
Borrowing costs	(39.4)	(48.3)
Advertising expenses	(223.8)	(198.7)
Selling and occupancy expenses	(2,878.3)	(2,662.6)
Administrative expenses	(646.4)	(608.7)
Profit from ordinary activities before income tax expense	501.3	318.4
Income tax expense	(151.8)	(100.5)
Net profit	349.5	217.9
Net increase in asset revaluation reserve	6.1	86.6
Net decrease in foreign currency translation reserve	(31.1)	-
Adjustment resulting from change in accounting policy for annual leave entitlements	-	(9.7)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	(25.0)	76.9
Total changes in equity other than those resulting from transactions with owners as owners	324.5	294.8

Earnings per share
Basic earnings per share	26.9 cents	16.4 cents
Diluted earnings per share	26.6 cents	16.7 cents

Statement of Financial Position
	January 2004 $m	July 2003 $m	January 2003 $m

Current assets
Cash	1,116.1	905.5	871.4
Receivables	335.6	346.0	282.7
Inventories	3,125.6	2,836.8	2,932.4
Other	45.2	28.1	33.8
Total current assets	4,622.5	4,116.4	4,120.3
Non-current assets
Receivables	108.1	121.5	127.5
Investments	111.1	105.8	123.4
Property, plant and equipment	3,334.4	3,340.6	3,653.7
Deferred tax assets	224.1	221.9	279.5
Intangibles	546.6	494.0	287.5
Other	28.5	29.8	30.1
Total non-current assets	4,352.8	4,313.6	4,501.7
Total assets	8,975.3	8,430.0	8,622.0
Current liabilities
Payables	2,880.8	2,476.3	2,518.7
Interest bearing liabilities	12.0	10.8	18.6
Tax liabilities	139.0	13.6
Provisions	566.5	540.8	507.2
Total current liabilities	3,598.3	3,041.5	3,044.5
Non-current liabilities
Interest bearing liabilities	1,055.5	1,143.3	1,452.4
Deferred tax liabilities	37.2	175.1	203.7
Provisions	277.7	244.4	254.1
Other	51.4	49.3	51.5
Total non-current liabilities	1,421.8	1,612.1	1,961.7
Total liabilities	5,020.1	4,653.6	5,006.2
Net assets	3,955.2	3,776.4	3,615.8
Equity
Contributed equity	2,238.8	2,210.3	2,060.9
Reserves	443.9	468.8	489.0
Retained profits	1,272.5	1,097.3	1,065.9
Total equity	3,955.2	3,776.4	3,615.8

Statement of Cash Flows
	January 2004 $m	January 2003 $m
	Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	16,924.1	14,879.1
Payments to suppliers and employees (inclusive of goods and services tax)	(15,882.5)	(14,086.1)
Distributions received from associated entities	3.4	2.9
Interest received	6.0	7.8
Borrowing costs paid	(39.4)	(55.2)
Income tax paid	(197.2)	(124.2)
Net cash inflow from operating activities	814.4	624.3
Cash flows from investing activities
Payments for property, plant and equipment	(351.9)	(305.3)
Payments for purchase of businesses and controlled entities	(121.3)	(103.2)
Payment for purchase of associated entity	(0.2)	(0.6)
Proceeds on disposal of property, plant and equipment	62.4	21.6
Proceeds on disposal of businesses	32.2
Payment for purchases of investments	(0.4)	(3.7)
Repayment of loan advanced to other entities	7.6	5.7
Net cash (outflow) from investing activities	(371.6)	(385.5)
Cash flows from financing activities
Proceeds from issue of shares and options	0.1	-
Proceeds from borrowings	848.5	279.8
Repayments of borrowings	(936.3)	(377.5)
Dividends paid	(145.7)	(136.2)
Net cash (outflow) from financing activities	(233.4)	(233.9)
Net increase in cash held	209.4	4.9
Cash at beginning of the half-year	894.7	866.0
Cash at end of the half-year	1,104.1	870.9

Reconciliation of net cash inflow from operating activities to net profit is as follows:
Net cash inflow from operating activities	814.4	624.3
Depreciation and amortisation	(265.0)	(247.4)
Changes in assets and liabilities
(Decrease) in current receivables	(10.3)	(15.0)
Increase in inventories	248.3	110.8
Increase in deferred tax assets	2.2	21.2
Increase/(decrease) in other assets	2.9	(14.3)
(Increase) in trade creditors	(306.4)	(106.9)
(Increase) in other liabilities	(79.1)	(133.3)
(Increase)/decrease in provision for taxation	(125.4)	7.5
(Increase) in provisions	(54.9)	(52.1)
Decrease in deferred income tax	138.0	45.7
Net loss on disposal of plant and equipment	(25.6)	(19.8)
Net profit on sale of freehold properties	8.3	0.3
Net profit on sale of businesses and controlled entities	9.7
Write-down of non-current assets to recoverable amounts	(7.6)	(3.1)
Net profit	349.5	217.9

Statement of Cash Flows (continued)
Acquisitions/Disposals
Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	Acquisitions		Disposals
	2004 $m	2003 $m	2004 $m

Consideration	(131.2)	(103.2)	32.4
Cash	9.9		(0.2)
Receivables - current		18.8
Inventories	43.9	12.7	(3.4)
Other assets - current		0.2
Investments		7.1
Property, plant and equipment	4.9	24.1	(11.8)
Deferred tax assets		1.3
Intangibles	76.4	52.7	(6.7)
Interest bearing liabilities - current		(0.2)
Payables - current		(13.1)	0.7
Provisions - current	(3.9)	(0.4)	0.2
Provisions - non-current			(0.5)
Net assets acquired/(disposed)	131.2	103.2	(21.7)
Reconciliation of cash flows:
Cash consideration	(131.2)	(103.2)	32.4
Cash acquired/(disposed)	9.9		(0.2)
Cash (Outflow)/Inflow	(121.3)	(103.2)	32.2
Significant transactions included in the above table

During the period to 25 January 2004, the Coles Myer Group acquired from Shell multi-site franchisees the right to operate 347 service stations and 8 convenience stores in Victoria, New South Wales, the Australian Capital Territory and Tasmania for $60.5 million. In addition to this right, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $51.5 million.

During the period to 25 January 2004, the Coles Myer Group disposed of five Newmart stores and seven Sands and McDougall stores.

On January 6, 2003 Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty Ltd. for $38.7 million, plus associated inventory for $11.1 million, and freehold property for $17.5 million.

Statement of Cash Flows (continued)

Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdraft. Cash at the end of the half-year as shown in the Statement of Cash Flows is reconciled to the relevant Statement of Financial Position items as follows:

	January 2004 $m	July 2003 $m	January 2003 $m

Cash assets	1,116.1	905.5	871.4
Bank overdraft	(12.0)	(10.8)	(0.5)
	1,104.1	894.7	870.9

Non-cash financing and investing activities
Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $28.6 million (2003 $28.6 million).
Details of major financing facilities

Credit standby facilities - The CML Group has $530.0 million (2003 $830.0 million) of committed facilities of which $530.0 million (2003 $830.0 million) was undrawn at balance date. The facilities have maturity dates ranging between December 2004 and August 2008 (2003 maturity dates ranged between May 2003 and August 2007).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by CML and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2003 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme and under medium term note programmes in both Europe and Australia. It also operated a medium term note programme in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by CML. At balance date $730.2 million (2003 $1,115.1 million) equivalent of medium term notes were on issue.

Other loans - $3.6 million (2003 $12.6 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2003 July 2004).

$NIL (2003 $200.0 million) of domestic bank loans of various maturities were outstanding at balance date.

Dividends
	January 2004 $m	January 2003 $m
Ordinary shares
Final dividend of 12.5 cents (2003 12.0 cents) per fully paid ordinary share paid on 10 November 2003 (2003 11 November 2002). Fully franked at 30% tax rate (2003 30%).	151.5	142.1

Reset convertible preference shares (ReCAPS)
Dividend of $3.2589 (2003 $3.2589) per share paid 1 December 2003 (2003 2 December 2002). Fully franked at 30% tax rate (2003 30%).	22.8	22.8

Total dividends	174.3	164.9

Dividends not recognised at half-year end

In addition to the above dividends, since the half-year end the directors have recommended the payment of an interim dividend of 14.0 cents (2003 13.5 cents) per fully paid ordinary share and a dividend of $3.2589 (2003 $3.2411) per ReCAP, fully franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on 10 May 2004 (2003 12 May 2003) and the proposed ReCAP dividend expected to be paid on 31 May 2004 (2 June 2003) out of retained profits at 25 January 2004, but not recognised as a liability at half-year end as a result of the change in accounting policy for providing for dividends:

	193.1	183.3

The franked portions of the interim dividends recommended after 25 January 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 25 July 2004.

Franking credits Franking credits of $382.6 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at 2.5% discount to the market price. The last date for receipt of election notices for the dividend is 16 April 2004.

Earnings per share
	January 2004	January 2003
Basic earnings per share	26.9 cents	16.4 cents
Diluted earnings per share	26.6 cents	16.7 cents

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,214,062	1,186,557
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,313,936	1,301,401
Reconciliation of earnings used in calculating earnings per share ($'000s)
Basic earnings per share
Net profit	349,523	217,892
Dividends on ReCAPS	(22,750)	(22,750)
Earnings used in calculating basic earnings per share	326,773	195,142
Diluted earnings per share
Net profit	349,523	217,892
Earnings used in calculating diluted earnings per share	349,523	217,892

Depreciation and amortisation
	January 2004 $m	January 2003 $m

Depreciation
Freehold buildings	0.3	0.3
Leasehold improvements	26.7	24.0
Plant and equipment	220.2	205.3
	247.2	229.6

Amortisation
Goodwill	7.3	3.5
Computer software	9.1	12.9
Stamp duty	1.4	1.4
	17.8	17.8

Net borrowing costs
	January 2004 $m	January 2003 $m

Interest income	10.5	9.3
Interest expense	(39.4)	(48.3)
Net borrowing costs	(28.9)	(39.0)

Retained profits
	January 2004 $m	January 2003 $m

Retained profits at the beginning of the half-year	1,097.3	872.9
Adjustment resulting from change in accounting policy for providing for dividends		149.7
Adjustment resulting from change in accounting policy for annual leave entitlements		(9.7)
Net profit	349.5	217.9
Dividends	(174.3)	(164.9)
Retained profits at the end of the half-year	1,272.5	1,065.9

Reserves
	January 2004 $m	January 2003 $m

Asset revaluation reserve	492.1	489.0
Foreign currency translation reserve	(48.2)	-
	443.9	489.0

Nature and purpose of reserves

  Asset revaluation reserve

  The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 "Revaluation of Non-Current Assets".

  Foreign currency translation reserve

  As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group's net investment have been incurred, resulting in $17.1 million being recorded in the half-year ended 27 July 2003 and $31.1 million in the half-year ended 25 January 2004.

NTA backing
	January 2004 $	January 2003 $
Net tangible asset backing per ordinary security	2.24	2.23

Interests in associated entities
	Investment		Ownership interest		Principal activity	Balance date
	January 2004 $m	January 2003 $m	January 2004%	January 2003%
Unit Trust CMS General Trust	81.6	76.0	50	50	Property ownership	30 June
Partnership Fly Buys Partnership	2.0	2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	-	-	50	50	Software development	30 June

Segment Revenue
	January 2004 $m	January 2003 $m
Food, Liquor & Fuel	9,880.1	8,301.0
Kmart & Officeworks	2,480.7	2,292.8
Myer & Megamart	1,830.6	1,756.7
Target	1,520.8	1,422.1
Emerging Businesses	131.3	109.6
Property & Unallocated	87.8	20.9
Eliminated on consolidation	(7.8)	(14.5)
Subtotal	15,923.5	13,888.6
Interest income	10.5	9.3
Total Revenue	15,934.0	13,897.9

Segment Result
	January 2004 $m	January 2003 $m
Food, Liquor & Fuel	336.4	246.1
Kmart & Officeworks	99.9	67.8
Myer & Megamart	55.1	26.2
Target	87.9	62.0
Emerging Businesses	(8.3)	(7.6)
Property & Unallocated	(40.8)	(37.1)
Subtotal	530.2	357.4
Net borrowing costs	(28.9)	(39.0)
Profit from ordinary activities before income tax	501.3	318.4
Income tax expense	(151.8)	(100.5)
Net profit	349.5	217.9
Changes in accounting policies & estimates Changes in accounting policies & estimates in the current period
Change in accounting estimate for computer software

  Effective 28 July 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

  The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of $6.0 million for the half-year to 25 January 2004.

Changes in accounting policies & estimates in the previous period Change in accounting policy for inventory costing

  (a) Supplier Promotional Rebates

  Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of recent guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.")

  Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

  On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million. If the accounting policy had always been applied, the impact of the change would have been a decrease to profit before tax by $13.0 million for the half-year ended 26 January 2003.

  Under the proposed international financial reporting standards coming into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial Performance.

  (b) Indirect Logistics Expenses

  Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 Inventories.

  On initial adoption of the change at 28 July 2002, the CML Group's inventory increased by $4.5 million. For the half-year ended 26 January 2003, the change in accounting policy was an increase to the CML Group's profit before tax by $4.5 million.

Changes in accounting policies & estimates (continued)
Change in accounting policy for providing for dividends

  Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous half-years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the half-year where the dividend was proposed, recommended or declared between the end of the half-year and the completion of the financial report.

  An adjustment of $149.7 million was made against retained profits for the half-year ended 26 January 2003 to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend and the proposed final dividend for the 2002 financial year that was recommended by the directors between the end of the 2002 financial year and the completion of the 2002 financial report. This reduced current liabilities - provisions and total liabilities for the half-year ended 26 January 2003 by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid.

Change in accounting policy for annual leave entitlements

  Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous half-years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

  At the beginning of the half-year ended 26 January 2003 an adjustment of $9.7 million was made to reduce retained profits. During the half-year ended 27 July 2003 the calculation was further refined and adjusted by $3.1 million. The net result was an adjustment of $6.6 million to reduce retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the years ended 28 July 2002 and 27 July 2003 would have been immaterial.

Change in accounting estimate for liquor licenses

  Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

  The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete.

  As a consequence, no amortisation of liquor licenses has been charged. Had a change in estimate of useful life not taken place, then an amount of $5.0 million relating to amortisation expense would have been charged in the half-year to 26 January 2003.

Contingent liabilities
Contingent liabilities as at 25 January 2004 were $324.5 million, an increase of $69.5 million since 27 July 2003, mainly associated with bank guarantees.

Events occurring after balance date

  Subsequent to balance date, the CML Group has acquired from Shell multi-site franchisees the right to operate 121 service stations in Queensland and northern New South Wales for $16.9 million. In addition to this right, inventories and property, plant and equipment has been acquired for a further $20.0 million.

  As previously announced, the rights to operate the remaining 110 sites will be acquired for $20.2 million.

Compliance Statement
    This general purpose financial report for the interim half-year reporting period ended 25 January 2004 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

    This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 27 July 2003 and any public announcements made by Coles Myer Ltd. during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

    Except as noted above, the accounting policies adopted are consistent with those of the previous half-year. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current half-year.

    This report gives a true and fair view of the matters disclosed.
    This report is based on financial statements that have been subject to review.

  Directors' Report

  The directors present their report for the 26 weeks ended 25 January 2004.

  Directors

  The names of the directors in office at the date of this report are:

  Richard H. Allert, AM Chairman

  John E. Fletcher Managing Director and Chief Executive Officer

  Patricia (Patty) E. Akopiantz Non-executive Director

  Ronald K. (Keith) Barton Non-executive Director

  William (Bill) P. Gurry, AO Non-executive Director

  Anthony (Tony) G. Hodgson Non-executive Director

  Mark M. Leibler, AO Non-executive Director

  Sandra V. McPhee Non-executive Director

  Martyn K. Myer Non-executive Director

  John M. (Michael) Wemms Non-executive Director

  The above directors each held office during and since the end of the period.

  Richard (Ric) M. Charlton, AM, retired as a non-executive director on 26 November 2003.

  Review of operations

  The results of the operations of the CML Group during the period are reviewed on pages 1 to 10.

  Rounding of amounts

  CML is a company of the kind referred to in the Australian Securities & Investments Commission Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

  Directors' Declaration

  The directors declare that the financial statements and the notes set out on pages 15 to 28:

    comply with the Accounting Standards and the Corporations Regulations 2001; and
    give a true and fair view of the CML Group's financial position at 25 January 2004 and its performance for the 26 weeks ended on that date.

  The directors further declare that in their opinion there are reasonable grounds to believe that CML will be able to pay its debts as and when they become due and payable.

  This directors' report and declaration are made in accordance with a resolution of the directors.
John Fletcher Managing Director and Chief Executive Officer Melbourne, 11 March 2004